
August 11, 2025

Jeffery Thramann
Chief Executive Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, Colorado 80301

> **Re: Auddia Inc.**
> **Registration Statement on Form S-3**
> **Filed August 4, 2025**
> **File No. 333-289213**

Dear Jeffery Thramann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology